                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                -------------------

                                    SCHEDULE 13G

                                   (RULE 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                             FILED PURSUANT TO 13d-2(b)
                                 (AMENDMENT NO. 5)

                               ULTRATECH STEPPER, INC.
--------------------------------------------------------------------------------
                                   (NAME OF ISSUER)

                                     COMMON STOCK
--------------------------------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)

                                     904034 10 5
--------------------------------------------------------------------------------
                                    (CUSIP NUMBER)

                                    JULY 31, 1998
--------------------------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


/ /  Rule 13d-1(b)

/ /  Rule 13d-1(c)

/X/  Rule 13d-1(d)

------------------------------                    ------------------------------
CUSIP NO. 904034 10 5                 13G         Page 2 of 5 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              ARTHUR W. ZAFIROPOULO

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / / (b) / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
--------------------------------------------------------------------------------
      NUMBER         5    SOLE VOTING POWER
        OF                1,742,108 SHARES
      SHARES     ---------------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER
     OWNED BY             NONE
       EACH      ---------------------------------------------------------------
    REPORTING        7    SOLE DISPOSITIVE POWER
      PERSON              1,742,108 SHARES
       WITH      ---------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                          None
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,742,108
--------------------------------------------------------------------------------
    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             8.3%
--------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON*
                             IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                    ------------------------------
CUSIP NO. 904034 10 5                 13G         Page 3 of 5 Pages
------------------------------                    ------------------------------

                              ATTACHMENT TO SCHEDULE 13G

Item 1(a)   NAME OF ISSUER:

            Ultratech Stepper, Inc.


Item 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            3050 Zanker Road
            San Jose, CA  95134


Item 2(a)   NAME OF PERSON FILING:

            Arthur W. Zafiropoulo


Item 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR RESIDENCE:

            c/o Ultratech Stepper, Inc.
            3050 Zanker Road
            San Jose, CA  95134


Item 2(c)   CITIZENSHIP: U.S.A.


Item 2(d)   TITLE AND CLASS OF SECURITIES:   Common Stock


Item 2(e)   CUSIP NUMBER:  904034 10 5


Item 3      NOT APPLICABLE.


Item 4      OWNERSHIP

------------------------------                    ------------------------------
CUSIP NO. 904034 10 5                 13G         Page 4 of 5 Pages
------------------------------                    ------------------------------


Item 4(a)   AMOUNT BENEFICIALLY OWNED:

            1,742,108 Shares of Common Stock


Item 4(b)   PERCENT OF CLASS:

            8.3%


Item 4(c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)     sole power to vote or to direct the vote:

                    1,742,108*/

            (ii)    shared power to vote or to direct the vote:

                    None.

            (iii)   sole power to dispose or to direct the disposition of:

                    1,742,108*/ shares of Common Stock

            (iv)    shared power to dispose or to direct the disposition of:

                    None.

Item 5      NOT APPLICABLE.

Item 6      NOT APPLICABLE.

Item 7      NOT APPLICABLE.

Item 8      NOT APPLICABLE.

Item 9      NOT APPLICABLE.



-------------------
    */Includes 100,000 shares held by a charitable foundation in the name of the "Zafiropoulo Family Foundation" established pursuant to Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which the Reporting Person has voting or dispositive power only to the extent that he is on the board of directors of the foundation, and 1,639,099 shares held by a revocable living trust of which the Reporting Person is the sole trustee and sole primary beneficiary.

------------------------------                    ------------------------------
CUSIP NO. 904034 10 5                 13G         Page 5 of 5 Pages
------------------------------                    ------------------------------



Item 10 CERTIFICATION: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 5, 1999


                                        /s/ Arthur W. Zafiropoulo
                                        ----------------------------------------
                                        Arthur W. Zafiropoulo
                                        Chief Executive Officer